March 2, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (404) 806-3801

Vance R. Martin
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

Re:	The Money Tree Inc.
	Form S-1 filed February 4, 2005
	File No. 333-122531

	Form S-1 filed February 4, 2005
	Form No. 333-122533

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please incorporate all corresponding changes requested below into the Form S-1, file number 333-122533.

2. Please revise to avoid the use of parenthetical definitions.
Such
terms as "debenture" should be clear to the reader without the need for legalistic definitions. Where there is a risk of misunderstanding, the term should be clarified in context.

3. Supplementally please tell us which executive officers will be selling the debentures and which will be selling the notes.
Please
confirm that none of these individuals participated in the sale of the securities of Money Tree of Georgia, and supplementally identify the individuals who sold those securities.

4. Since the renewed Debentures will be a new security, you can only
sell them (i.e., permit the extension) if you have an effective registration statement to cover the new debentures. Also, you would have to provide a new prospectus to investors a reasonable time
(20
days or more) before the maturity date to allow for the second investment decision. Please revise to describe these requirements.

5. Please file the first supplement in the registration statement before effectiveness.

6. Please include updated interim financial statements as required by
Rule 3-12 of Regulation S-X.

7. Please update your management`s discussion and analysis as a result of the inclusion of these interim financial statements.
Refer
to Item 303 (b) of Regulation S-K.

Prospectus Cover Page

8. Please disclose the current amount of debt that ranks equal with or senior to the debentures, including debentures and demand notes issued by The Money Tree of Georgia, and that the company expects to incur additional debt in the future. Also include this disclosure in the Summary under the subtitle "The Offering."

9. Please revise to clarify that all the Debentures mature after four years, whatever the interest adjustment period chosen.

10. Please clarify that if the investor does not provide notice in the 15-day window, the investor will be required to maintain the investment for another four-year period, and that the interest rate may be less than the original investment. Highlight this disclosure.

11. Please disclose that the investor may request redemption without penalty at the end of any interest adjustment period.

12. Please include a clear, prominent statement that the securities being offered are not certificates of deposit or similar obligations or guaranteed by any depository institution, and that they are not insured by the FDIC or any other governmental or private fund or entity.

13. Supplementally please explain why you think your publication of the established features satisfies your obligations under federal securities law.


Table of Contents, page iii

14. Please amend the last sentence to note that the information will always be materially accurate at the time the prospectus is delivered or the Debentures sold, or delete it.

Prospectus Summary - page 1

15. All references to the company and the notes should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the meanings of the terms used without the definitions in the last sentence of the introduction to the summary.

Our Company - page 1

16. Please revise the first two paragraphs under this subheading so that it presents the company`s primary activities in the first paragraph.

17. Please disclose that all or most of your customers have "subprime" credit ratings and are higher than average credit risks.

Summary Consolidated Financial Data - page 4

18. We note your disclosure on page 10 that you expect to use some of the proceeds to redeem debentures and demand notes. Please revise to disclose the pro forma fixed charges to earnings ratio reflecting the application of proceeds from this offering if the change in the ratio would be ten percent or greater. Refer to Item 503 (d) of Regulation
S-K.

Risk Factors - page 5

19. We note in your introductory paragraph to your risk factors section your statement that this section describes some, but not all, of the risks of purchasing shares in your company. You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

20. We note that several of your subheadings merely make a statement about the company and do not express a clear risk. We note, as an example only, "Your investment in the Debentures is illiquid."
Please revise the subheadings throughout this section so that they make clear an express risk to the investor or company.

21. Please move the risk factor entitled "The Debentures are risky and speculative investments" so that it becomes the first risk factor.




Use of Proceeds - page 10

22. Please revise to break down your estimated use of proceeds for each intended use, to the extent this has been determined. State the order of priority for the intended uses of proceeds and discuss plans if substantially less than the maximum proceeds are received. If you intend to apply any of the proceeds to repayment of indebtedness, please state the interest rate and maturity date of the indebtedness.
We also note the significant number of added branches during the past year.

23. Please revise to quantify the amount of your demand notes and debentures that you intend to redeem with the proceeds from this offering. Disclose the interest rate and maturity for each outstanding debt that you intend to redeem. Refer to Instruction 4 of Item 504 of Regulation S-K.

Selected Consolidated Financial Data - page 11

24. Please include selected quarterly financial data for each quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 302 of Regulation S-K.

25. Please revise to include subordinated debt with related parties.
Refer to Item 301, Paragraph 2 of Regulation S-K.

Management`s Discussion & Analysis

Overview - pages 12 & 13

26. Please revise your MD&A to disclose the ratios described in Item
VI of Industry Guide 3 for each period presented.

27. Please revise your MD&A to disclose maturities and sensitivities of your finance receivables to changes in interest rates as of September 25, 2004 as described in Item III.B of Industry Guide 3. Describe your policy for refinancing and renewing receivables and how these are presented in this tabular presentation.

28. Please revise your tabular presentation of the components of finance receivables reconcile your presentation of loans and contracts outstanding with the amounts of gross receivables disclosed in your financial statements on page F-13.

29. We note your disclosure on page 12 that direct consumer loans may include loans for the purchase of furniture and appliances. Please revise explain the difference between loans for the purchase of furniture and appliances reported as direct consumer loans from the loans reported as consumer sales finance contracts.

30. We note in your discussion on page 12 that the volume of contracts purchased increased from $491,049 in fiscal year 2003 to $5.4 million in fiscal year 2004. Please revise to describe the underlying reasons for the increase in your purchased contract activity. In addition, describe the impact, if any, of these purchased contracts on your allowance for loan loss determination.

Net Interest Margin - page 15

31. Please revise the table to include a footnote for average notes payable disclosing the components.

32. Please revise to separately quantify, if material, the amount of loan fees included within interest income for each period presented.

33. Please revise to explain how your non-accruing loans were treated in your table analyzing net interest margin.

34. Please revise to separately quantify net interest income, net interest rate spread, and net interest margin without the effect of the provision for credit losses for each period presented.

35. Please include a table displaying the dollar amount of change in interest income and change in interest expense for each of the last two fiscal years, segregating the changes for each major category of interest-earning asset and interest-bearing liability into amounts attributable to (a) changes in volume (b) changes in rate and (c) changes in rate / volume. Refer to Item I.C of Industry Guide 3.

Comparison of Fiscal Years Ended September 25, 2004 and 2003 - pages
16 - 18

36. Please revise your MD&A of net revenues to separately quantify and discuss the reasons for fluctuations in each of the components of revenues as reported in your financial statements.

37. In your MD&A of net interest income, please separately quantify the amount of loan fees, amortization of discounts, and other items included within interest income for each period presented.
Similarly
revise your MD&A for the fiscal years ended September 25, 2003 and 2002.

38. Please revise your tabular presentation of loans and contracts liquidated to separately quantify refinancings/renewals and charge-offs. Similarly revise your MD&A for the fiscal years ended
September 25, 2003 and 2002.



39. Please revise your MD&A regarding loan and contract receivable delinquencies to quantify the amount of suspended interest for and the amount of interest income on those loans that was included in net income for the year ended September 25, 2004. Refer to Instruction
(2) of Item III.C.1 of Industry Guide 3.

Comparison of Fiscal Years Ended September 25, 2003 and 2002 - pages
18 - 20

40. We note your disclosure on page 20 that during 2003 you trained your personnel to focus on selling certain insurance products, which resulted in increased insurance commissions and a corresponding decline in revenues from the sale of motor club memberships. Please revise to explain why increasing the sales of insurance products results in a decrease of motor club memberships.

41. Please revise your MD&A regarding ancillary consumer finance products and income to separately quantify the relative percentage of consumers that you lend to that also purchase insurance products and motor club memberships for each period presented. Please similarly revise your MD&A for the fiscal years ended September 25, 2004 and 2003.

42. Please separately quantify revenues from credit insurance products and non-credit insurance products. Similarly revise your MD&A for the fiscal years ended September 25, 2004 and 2003.

Liquidity and Capital Resources - pages 20 - 22

43. Please revise to include an enhanced discussion focusing on any known trends, events or uncertainties (such as acquisitions, branch openings, changes in your investment program, etc.) that may materially impact your liquidity and capital resources. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

44. We note your disclosure on page 21 that you have been without a significant line of credit for the past 18 months. We also note your disclosure that lack of a significant line of credit could negatively affect your long-term liquidity. Please revise to describe the potential long-term effects as well as alternatives you have considered, if any, if you are unable to secure a line of credit for long-term financing needs.

45. On page 9 in your discussion of risk factors you disclose that you have a higher risk of loan default due to the fact that you typically lend money to individuals who have credit problems or other adverse financial conditions. Please revise to describe the potential short and long-term affects of higher levels of defaults.

46. We note your disclosure on page 21 that during fiscal year
2004
you had more than a 23% increase in cash collections. Please revise to describe the increase in cash collections for principal repayments
(excluding refinancings and renewals) relative to the amount of average receivables outstanding and charge-offs for each periods presented.

47. On page 10 you disclose that you estimate net proceeds of approximately $74,750,000 related to the sale of the Debentures being offered. We also note your plan to offer up to $35 million of subordinated demand notes in a separate registration statement. Please revise to describe the anticipated impact of these offerings on both short and long-term liquidity.

48. Please revise to quantify gross cash flows for senior debt, senior subordinated debt, junior subordinated debt and related parties, and demand notes for each period presented. Consider a tabular presentation to enhance the readability of your disclosure.
In addition, separately quantify cash payments for interest for each period.

49. Please revise your discussion of demand notes and debentures to describe the nature of the redemption terms for each type of debt obligation.

Critical Accounting Policies - Page 24

50. Please refer to Item V of Release No. 33-8350 and revise to address the following for each of your critical accounting policies:

* Provide both a qualitative and quantitative discussion that describes the significant assumptions underlying each of your critical accounting estimates.

* Discuss the judgments and uncertainties affecting the application of your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

* Disclose how accurate your estimates and assumptions related to these policies have been in the past, how much they have changed in the past, and whether they are likely to change in the future.

* Discuss how you analyze the sensitivity to change and provide quantitative disclosure to the extent available.

Business - page 26

51. Discuss the interest rates that you normally charge for each type of loan.

Allowance for Credit Losses - page 33

52. Please revise to quantify each component (i.e. loans specifically evaluated, loans evaluated as a group) of your allowance for credit losses for each period presented.

53. Please revise to include an analysis of your loan loss allowance by category of receivable and the allocation of the allowance to each category as described in Item IV of Industry Guide 3.

54. Please revise to clearly describe the changes in asset quality, the underlying reasons for the changes, and the impact on your provision and allowance for credit losses.

Plan of Distribution - page 48

55. Revise the discussion to discuss the manner of sale of the securities. Please confirm supplementally that no employees other than executive officers will be involved in the sale of securities.

56. Provide us with any sales literature that you intend to use to help sell the securities.

Description of Debentures - page 42

57. Please furnish a table showing the key provisions of the debentures. Tabular presentations often provide a clearer means of presenting information than narrative.

58. Please disclose any prior relationship between the trustee and The Money Tree Inc., its officers and director, or its subsidiaries.

59. Please state how frequently the interest on the debentures becomes payable. Do the same for the cover page and the Summary.

Financial Statements

Consolidated Statements of Cash Flows - page F-6

60. Please revise to separately disclose purchases of loans.
Refer
to paragraph 21 of SFAS 104.

Note 2 - Summary of Significant Accounting Policies - General - page
F-9

61. We note your disclosure on page 40 that all compensation to Derek
Martin was paid by Interstate Motor Club. Please revise to describe your accounting policy related to expenses paid by others on your behalf. Explain how your financial statements reflect all of the costs of doing business. Refer to SAB Topic 1.B.

Note 2 - Summary of Significant Accounting Policies - Finance
Receivables - page F-8

62. We note your disclosure on page 16 that you purchased loans at a discount during 2004. Please revise to include a description of your policy of accounting related to these discounts. Refer to paragraphs
15 and 16 of FAS 91. Describe how you consider the accounting guidance in PB 6 in accounting for these discounts at and subsequent to the acquisition date of your finance receivables.

63. Please supplementally tell us your basis, including the specific guidance upon which you rely, for netting unearned insurance commissions with finance receivables. In addition, please tell us why you don`t report unearned insurance commissions as a deferred revenue liability.

64. Please revise to describe the nature of finance charges.
Describe how and when finance charges are earned and your policy for recognizing revenues.

Note 2 - Summary of Significant Accounting Policies - Income
Recognition - page F-9

65. We note your disclosure on page F-9 that most of the precomputed accounts effectively yield on a Rule of 78`s basis and that you recognize the difference between income previously recognized under the interest yield method and the Rule of 78`s as an adjustment to interest income at the time of the rebate. Please revise to disclose the following:

* The nature of precomputed charges;
* How and when rebates are determined; and
* The amount of adjustments recorded at the time of rebate during each period presented.

66. Please supplementally tell us how you determined that your income recognition method related to each of your insurance products is in accordance with GAAP. Tell us how you considered the guidance of SAB
Topic 13 and address the following as they relate to each type of product:

* Explain the typical coverage period (i.e. monthly, annually, etc);
* At what point of the transaction do you substantially complete or fulfill the contractual terms of the sales arrangement;
* When is collection of the insurance commission received (i.e. up-front, monthly, quarterly, etc);
* Is any portion of the insurance commission refundable and if so, what are the terms;
* Are there any subsequent contractual obligations to the non-related insurance company and/or the customer (i.e. performance, recourse, etc)?; and
* Are there any patterns of performance that may indicate performance obligations? If so, are they considered inconsequential or perfunctory?
We may have further comments.



67. In order to help us evaluate your response to the above comment, please supplementally provide us with a standard agreement for each type of insurance product offered. Identify the specific provisions in the agreements supporting your responses to our previous comment.

68. Please revise to describe your accounting policies for commissions on non-credit insurance products. Describe how your accounting policies for the recognition of commissions on credit and non-credit insurance policies are in compliance with GAAP.

69. We note your disclosure on page 41 that you share employees, equipment and certain expenses related to your service agreement with
Cash Check. Please revise to describe the service agreement with Cash Check and your related accounting policies. Describe how you allocate and report these expenses to reflect the costs associated with revenues earned pursuant to the service agreement. In addition, please quantify the amount of employee compensation, facilities, and other expenses recognized related to the service agreement for each period presented.

Note 2 - Summary of Significant Accounting Policies - Credit
Losses -
page F-10

70. Please revise to provide a significantly enhanced discussion of your determination of the allowance for credit losses. Expand your discussion to describe the systematic analysis and procedural discipline, required by FRR 28 you use to determine the amount of your loan loss allowance. Please explain how you determine each element of the allowance, including the following:

* How you determine the allowance for specifically identified potentially uncollectible loans;
* How you determine the allowance for loans evaluated as a group;
* How you determine the portion of your allowance based on management`s evaluation of the inherent risks and change in the composition of your loan portfolio; and
* Discuss the impact, if any, of customer purchased collateral protection, non-file insurance, and other credit insurance policies and the related recoveries when determining the amount of your allowance.

We may have further comments.

71. We note your disclosure on page 16 that the provision for credit losses includes legal fees associated with the settlement with your non-file insurance carrier. Please revise your financial statements and footnotes, as necessary, to exclude legal fees from your provision and allowance for loan losses. If legal fees are not included within your provision and allowance for loan losses, please revise your MD&A to clarify how they are presented.




Note 2 - Summary of Significant Accounting Policies - Non-file
Insurance - page F-10

72. We note your disclosure that recoveries from non-file insurance are reflected as a reduction in credit losses and receivables related to such claim recoveries are included in other receivables.
Please
supplementally tell us your basis for recording recoveries related to non-file insurance as a reduction of the allowance for loan losses.
In addition, tell us when you record the receivable (i.e. when the loss is incurred, claim is submitted, etc.) for the recovery and your basis for recording the asset.

Note 2 - Summary of Significant Accounting Policies - Fair Values of
Financial Instruments - page F-11

73. We note your disclosure that the fair value of your consumer loans and sales finance contracts approximate the carrying value since the estimated life, assuming prepayments, is short-term in nature. Please revise to disclose the average estimated life and why you consider it to be "short-term." Clearly describe how your gross finance receivables reduced for unearned finance charges, unearned insurance commissions, unearned discounts, and the allowance for credit losses approximate fair value.

Note 3 - Finance Receivables - pages F-13 & F-14

74. Please revise to disclose the total recorded investment in the impaired loans at the end of each period and (1) the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance and (2) the amount of that recorded investment for which there is no related allowance for credit losses. In addition, disclose the average recorded investment in the impaired loans during each period. Refer to paragraph 6(i) of
SFAS 118.

Note 8 - Debt - pages F-17 - F-19

75. We note the disclosure on page F-19 that your senior debt and senior subordinated debt loan agreements contain various limitations and restrictions. Please revise to describe your compliance or non-compliance with these requirements.

76. Please revise to describe the redemption terms related to each type of debt obligation.

Note 18 - Segment Financial Information - pages F-26 - F-29

77. Please supplementally provide us with your comprehensive analysis describing how you determine your operating and reportable segments and your process for aggregating operating segments into reportable segments, as applicable. Describe your organization and reporting structure, the information contained in internally generated management reports, and how decisions about the allocation of resources and performance assessment are made with regard to each line of business. Refer to paragraphs 10 - 20 of SFAS 131.

78. Please revise to describe the factors used to identify your reportable segments and how you allocate corporate expenses.
Refer
to paragraphs 26 - 31 of SFAS 131.

79. Please revise to separately disclose interest revenue and interest expense for your consumer finance and sales segment.
Refer
to paragraph 27 of FAS 131.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 942-2906 or Joyce Sweeney, Senior Accountant at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-1874 with any other questions.

						Sincerely,



Mark Webb
Branch Chief

cc:	Michael K. Rafter, Esq.
	Schiff Hardin LLP
	1230 Peachtree Street, 18th  Floor
	Atlanta, Georgia 30309

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The Money Tree Inc.
Page 13